Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

(Debtor-in-Possession)

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of June 30, 2010 and December 31, 2009 and for the six months ended June 30, 2010 and 2009.

Debtors in Possession

As we had significant past due, or imminently due, and cross-collateralized or cross-defaulted debt, GGP and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”). On April 22, 2009, certain additional domestic subsidiaries of GGP and TRCLP (collectively with the subsidiaries filing on the Petition Date, the Company and the Operating Partnership, the “Debtors”) of the Company also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court ruled may be jointly administered.  However, neither GGMI, certain of GGP’s wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, sought such protection.

Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization.

Through July 30, 2010, of the total 388 Debtors with approximately $21.83 billion of secured mortgage debt that filed for Chapter 11 protection, 260 Debtors owning 145 properties with $14.79 billion of secured mortgage loans filed consensual plans of reorganization and emerged from bankruptcy (the “Emerged Debtors”).  TRCLP indirectly owns 34 Emerged Debtor operating properties through 76 Debtors with approximately $4.99 billion of secured mortgage debt.  The effectiveness of the plan of reorganization and emergence from bankruptcy of two additional Debtors (owning one property with $95.0 million of debt) is in the process of being finalized.  These Debtors are indirectly owned by TRCLP.  Of the Emerged Debtors, 5 Debtors owning 4 properties emerged during the month of July. During the six months ended June 30, 2010, 142 Debtors owning 91 properties with $10.05 billion of secured mortgage debt emerged from bankruptcy, while 113 Debtors owning 50 properties with $4.66 billion of secured mortgage debt had emerged from bankruptcy as of December 31, 2009.  Included in those numbers were 39 TRCLP Debtors owning 18 properties with $3.35 billion of secured mortgage debt that emerged from bankruptcy during the six months ended June 30, 2010, and 37 Debtors owning 16 properties with $1.64 billion of secured mortgage debt that had emerged from bankruptcy as of December 31, 2009.

On July 13, 2010, as most recently amended by a filing on August 2, 2010, GGP filed with the Bankruptcy Court its disclosure statement and the plan of reorganization (as it may be amended, modified or supplemented from time to time, the “Plan”) for the 126 Debtors currently remaining in the Chapter 11 Cases (the “TopCo Debtors”).  The Bankruptcy Court has set the hearing to consider approval of the disclosure statement for August 19, 2010.  Following Bankruptcy Court approval of the disclosure statement, GGP will solicit acceptances of the Plan and confirmation by the Bankruptcy Court.

The Plan contemplates GGP (“New GGP”) at the date of GGP’s emergence from bankruptcy (the “Effective Date”), which is currently expected to be in the fourth quarter of 2010, and outlines the manner in which the pre-petition creditors’ and equity holders’ various claims against and interests in the Debtors will be treated, subject to the confirmation of the Plan and the occurrence of the Effective Date.  The Plan also contemplates the distribution to our stockholders, of the stock of Spinco, Inc. (“Spinco”), a new real estate company, which will own a diversified portfolio of properties that represent near, medium and long-term development opportunities including our Master Planned Communities segment and other mixed use and mall projects.  Spinco will be a publicly-held company, majority-owned by GGP’s existing stockholders.  Spinco will not exist as a stand-alone company unless and until the Plan is confirmed by the Bankruptcy Court.

Until the Plan is confirmed, there will continue to be substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent element of capital. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended June 30, 2010 are not necessarily indicative of the results to be obtained for the full fiscal year.

Reclassifications

Certain amounts in the 2009 Consolidated Financial Statements have been reclassified to conform to the current period presentation.  Specifically, we reclassified $23.3 million of cleaning, landscaping and trash expenses from property maintenance costs to other property operating costs.

Accounting for Reorganization

The accompanying consolidated financial statements presented below have been prepared in accordance with the generally accepted accounting principles related to financial reporting by entities in reorganization under the Bankruptcy Code, and on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Such accounting guidance also provides that if a debtor, or group of debtors, has significant combined assets and liabilities of entities which have not sought Chapter 11 bankruptcy protection, the debtors and non-debtors should continue to be combined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, Fair Value of debt of the Emerged Debtors and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2009 have not changed during the six months ended June 30, 2010.

MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $22.0 million in the first six months of 2010 primarily due to a $15.0 million decrease in tenant recoveries primarily as a result of decreases in current year occupancy and the conversion of tenants to gross leases.  Land sales revenues were $12.1 million and $31.4 million in the first six months of 2010 and 2009, respectively.  This decrease is primarily due to the $15.0 million bulk sale of remaining single family lots at the Fairwood community in Maryland in 2009.  There were no land sales for the six months ended June 30, 2010 in our Summerlin community in Las Vegas, Nevada.

Operating expenses

Operating expenses decreased by $240.7 million due primarily to a $226.5 million reduction in provisions for impairment.  In the six months ended June 30, 2009, we recorded impairment charges related to allocated goodwill of $128.8 million, impairment charges of $40.3 million related to Owings Mills Mall, an impairment charge of $52.8 million related to our Fairwood master planned community and impairment charges of $7.7 million related to pre-development costs.  In the six months ended June 30, 2010 we recorded impairment charges of $1.4 million related to Northgate Mall, $1.2 million related to Oviedo Marketplace and $0.4 million related to predevelopment costs.

Interest Expense

The decrease in interest expense is primarily due to decreases in deferred financing cost amortization related to Emerged Debtors.

(Provision for) benefit from income taxes

The increase in (provision for) benefit from income taxes for the six months ended June 30, 2010 was primarily attributable to the recognition of income at our taxable REIT subsidiaries compared to a net loss in the first six months of 2009 due to, among other items, the Fairwood impairment discussed above.

Equity in income of unconsolidated real estate affiliates

The increase in equity in income of unconsolidated real estate affiliates is primarily due to an increase in net income at GGPLP LLC, in which TRCLP has a 9.3% ownership interest, for the six months ended June 30, 2010.

Reorganization Items

Reorganization items under the bankruptcy filings are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses and gains on liabilities subject to compromise directly related to the Chapter 11 Cases, resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases.  However, for the period ended June 30, 2010, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, including gains related to recording the mortgage debt at Fair Value upon emergence from bankruptcy and the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July, 2009, all of which are specifically identifiable with individual properties.  Trustee fees have been paid by individual debtors.  Any other allocations of costs have not been made to individual debtors as all other costs remain subject to Bankruptcy Court approval.

Cash position and liquidity at June 30, 2010

TRCLP’s cash and cash equivalents decreased $4.1 million to $43.5 million as of June 30, 2010. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.

Our ability to continue as a going concern is dependent upon our ability to restructure our debt and complete plans of reorganization for the Remaining Debtors.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2010	2009
	(Dollars in thousands)
Assets
Investment in real estate:
Land	$1,570,995	$1,573,186
Buildings and equipment	10,970,496	11,013,828
Less accumulated depreciation	(1,869,340)	(1,770,819)
Developments in progress	128,221	116,205
Net property and equipment	10,800,372	10,932,400
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,570,321	1,559,886
Investment land and land held for development and sale	1,886,157	1,678,811
Net investment in real estate	14,256,850	14,171,097
Cash and cash equivalents	43,482	47,610
Accounts and notes receivable, net	146,348	163,421
Goodwill	199,664	199,664
Deferred expenses, net	117,904	130,765
Prepaid expenses and other assets	559,896	586,561
Total assets	$15,324,144	$15,299,118

Liabilities and Capital
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$6,697,006	$3,246,724
Investment in and loans to/from Unconsolidated Real Estate Affiliates	24,126	24,394
Deferred tax liabilities	778,145	856,747
Accounts payable and accrued expenses	542,647	395,066
Liabilities not subject to compromise	8,041,924	4,522,931
Liabilities subject to compromise	3,047,103	6,561,081
Total liabilities	11,089,027	11,084,012

Capital:
Partners’ capital	8,571,910	8,523,981
Receivable from General Growth Properties, Inc.	(4,357,006)	(4,329,594)
Partners’ capital attributable to General Growth Properties, Inc.	4,214,904	4,194,387
Noncontrolling interests in Consolidated Real Estate Affiliates	20,213	20,719
Total capital	4,235,117	4,215,106
Total liabilities and capital	$15,324,144	$15,299,118

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended
	June 30,
	2010	2009
	(Dollars in thousands)

Revenues:
Minimum rents	$417,064	$425,011
Tenant recoveries	178,569	193,609
Overage rents	7,725	6,749
Land sales	12,107	31,434
Other	22,655	18,125
Total revenues	638,120	674,928
Expenses:
Real estate taxes	61,335	59,220
Property maintenance costs	29,552	22,337
Marketing	5,109	4,867
Other property operating costs	114,741	120,355
Land sales operations	20,612	32,464
Provision for doubtful accounts	2,797	8,064
Provisions for impairment	3,018	229,545
Property management and other costs	26,853	23,564
Depreciation and amortization	166,304	170,632
Total expenses	430,321	671,048
Operating income	207,799	3,880

Interest income	2,912	2,404
Interest expense	(248,764)	(251,998)
Loss before income taxes, non controlling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(38,053)	(245,714)
(Provision for) benefit from income taxes	(14,568)	9,180
Equity in income of Unconsolidated Real Estate Affiliates	23,432	10,926
Reorganization items	77,783	1,089
Income (loss) from continuing operations	48,594	(224,519)
Discontinued operations- loss on dispositions	—	(239)
Net income (loss)	48,594	(224,758)

Allocation to noncontrolling interests	(546)	(822)
Net income (loss) attributable to General Growth Properties, Inc.	$48,048	$(225,580)

Comprehensive income, net:
Net income (loss) attributable to General Growth Properties, Inc.	$48,048	$(225,580)
Other comprehensive income	—	—
Comprehensive income (loss), net	$48,048	$(225,580)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

(Dollars in thousands)

	Partners’ Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital

Balance at January 1, 2009	$9,028,681	$(418)	$(4,220,504)	$20,196	$4,827,955
Net (loss) income	(225,580)	—	—	822	(224,758)
Receivable from General Growth Properties, Inc.	—	—	(4,792)	—	(4,792)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	—	—	—	(697)	(697)
Balance at June 30, 2009	$8,803,101	$(418)	$(4,225,296)	$20,321	$4,597,708

Balance at January 1, 2010	$8,523,981	$—	$(4,329,594)	$20,719	$4,215,106
Net income	48,048	—	—	546	48,594
Receivable from General Growth Properties, Inc.	—	—	(27,412)	—	(27,412)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	(119)	—	—	(1,052)	(1,171)
Balance at June 30, 2010	$8,571,910	$—	$(4,357,006)	$20,213	$4,235,117

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2010	2009
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$48,594	$(224,758)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	166,304	170,632
Equity in income of Unconsolidated Real Estate Affiliates	(23,432)	(10,926)
Distributions received from Unconsolidated Real Estate Affiliates	10,369	8,346
Net gain on dispositions	—	239
Provisions for impairment	3,018	229,545
Participation expense pursuant to Contingent Stock Agreement	—	(1,793)
Land development and acquisition expenditures	(32,443)	(26,601)
Cost of land sales	3,250	18,667
Provision for doubtful accounts	2,797	8,064
Straight-line rent amortization	(10,062)	(7,684)
Amortization of intangibles other than in-place leases	2,255	2,384
Amortization of deferred financing costs	4,364	10,440
Amortization (accretion) of debt market rate adjustments	6,902	(6,862)
Non-cash interest expense related to Special Consideration entities	(7,027)	—
Reorganization items - finance costs related to emerged entities	52,656	(1,089)
Non-cash reorganization items	(131,513)	—
Net changes:
Accounts and notes receivable	24,874	(9,567)
Prepaid expenses and deferred expenses and other assets	14,594	(8,008)
Accounts payable and accrued expenses and deferred tax liabilities	79,906	119,997
Other, net	(9,332)	10,241
Net cash provided by operating activities	206,074	281,267

Cash flows from investing activities:
Development of real estate and property additions/improvements	(40,639)	(42,472)
Proceeds from sales of investment properties	26	6,409
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	5,980	5,592
Increase in investments in Unconsolidated Real Estate Affiliates	(3,538)	(51,788)
(Increase) decrease in restricted cash	(3,036)	7,172
Other, net	(2,722)	(2,061)
Net cash used in investing activities	(43,929)	(77,148)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2010	2009
	(Dollars in thousands)

Cash flows from financing activities:
Principal payments on mortgages, notes and loans payable	(85,267)	(148,991)
Advances to General Growth Properties, Inc.	(27,412)	(4,792)
Deferred financing costs	—	(651)
Distributions from noncontrolling interests	(1,171)	(697)
Finance costs related to emerged entities	(52,656)	—
Other, net	233	1,313
Net cash used in financing activities	(166,273)	(153,818)

Net change in cash and cash equivalents	(4,128)	50,301
Cash and cash equivalents at beginning of period	47,610	25,411
Cash and cash equivalents at end of period	$43,482	$75,712

Supplemental disclosure of cash flow information:
Interest paid	$194,104	$198,446
Interest capitalized	18,301	21,819
Income taxes paid	2,317	5,491
Reorganization items paid	53,730	—
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(21,242)	$(10,392)
Mortgage debt market rate adjustment related to emerged entities	137,176	—
Recognition of note payable in conjunction with land held for development and sale	—	6,520
Change in deferred contingent property acquisition liabilities	178,130	—